Filed Pursuant to Rule 433

Registration Statement No. 333-228179-01

Dated May 18, 2020

Final Term Sheet

Evergy Metro, Inc.

2.25% Mortgage Bonds, Series 2020 due 2030

Issuer:	Evergy Metro, Inc.

Trade Date:	May 18, 2020

Settlement Date*:	May 26, 2020 (T+5)

Expected Ratings**:	Moody’s Investors Service, Inc.: A2 (stable) S&P Global Ratings: A+ (stable)

Title of Securities:	2.25% Mortgage Bonds, Series 2020 due 2030

Principal Amount:	$400,000,000

Maturity Date:	June 1, 2030

Interest Payment Dates:	Semi-annually on June 1 and December 1, beginning on December 1, 2020

Coupon (Interest Rate):	2.25%

Benchmark Treasury:	0.625% due May 15, 2030

Benchmark Treasury Price/Yield:	99-05 / 0.713%

Spread to Benchmark Treasury:	+155 basis points

Yield to Maturity:	2.263%

Price to Public:	99.884% of the principal amount, plus accrued interest from May 26, 2020, if settlement occurs after that date

Optional Redemption Provisions:

Make-Whole Call:	At any time prior to March 1, 2030 (the date that is three months prior to the maturity date of the mortgage bonds (the “par call date”)), in whole or from time to time in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the mortgage bonds being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the mortgage bonds being redeemed that would be due if the mortgage bonds matured on the par call date (not including any portion of such payments of interest accrued as of the date of redemption), discounted to the date of redemption on a semi-annual basis at the treasury rate plus 25 basis points, plus, in each case, accrued and unpaid interest on the principal amount of the mortgage bonds being redeemed to, but excluding, the redemption date

Par Call:	At any time on or after the par call date, in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of the mortgage bonds being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date

CUSIP/ISIN :	30037D AA3 / US30037DAA37

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC

Co-Managers:	MFR Securities, Inc. Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, BofA Securities, Inc., Citigroup Global Markets Inc. or J.P. Morgan Securities LLC can arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll free at 1-800-294-1322, Citigroup Global Markets Inc. toll free at 1-800-831-9146 or J.P. Morgan Securities LLC collect at 212-834-4533.

*

It is expected that delivery of the mortgage bonds will be made against payment therefor on or about May 26, 2020, which will be the fifth business day (T+5) following the date hereof. Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the mortgage bonds on the date hereof or the next two succeeding business days will be required, by virtue of the fact that the mortgage bonds initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

**	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

2